UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 APRIL 20, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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NORDIC TELEPHONE COMPANY HOLDING COMMENCES OFFERING OF NOTES AND TDC DISCLOSES
CERTAIN FINANCIAL PERFORMANCE ESTIMATES FOR Q1 2006

Copenhagen - Today, Nordic Telephone Company Holding ApS ("NTCH"), which through its direct subsidiary Nordic Telephone Company ApS ("NTC") owns and controls 88.2% of the share capital of TDC A/S ("TDC"), commences a private offering of notes , with NTCH as the sole obligor.

In connection with the offering, NTCH will publish a preliminary offering memorandum. TDC hereby discloses an English version of an extract and a Danish unauthorised translation thereof of the parts of the memorandum, which contains relevant information about the TDC group, its businesses and the industry in which the TDC group operates.

Further, TDC makes the following disclosure of certain financial performance estimates for Q1 2006:

Based on currently available information, TDC estimates its revenue for the first quarter of 2006 to be higher than for the first quarter of 2005 before adjustment for acquisitions and divestments of enterprises. Similarly, the revenue after adjustment for acquisitions and divestments is estimated to be higher, however, to a lesser extent.

Further, TDC estimates its EBITDA before special items for the first quarter of 2006 to be higher than for the first quarter of 2005 before adjustment for acquisitions and divestments of enterprises. Similarly the EBITDA after adjustment for acquisitions and divestments is estimated to be higher, however, to a lesser extent.

TDC estimates that, as expected, revenue and EBITDA before special items declined for the TDC Switzerland segment in the first quarter compared to the first quarter of 2005, despite the growth on a group basis.

All the above mentioned estimates are based on financial information that is not final and changes may be made in connection with the final compilation and verification.

As previously announced in TDC's financial calendar TDC will issue its earnings release for the first quarter of 2006 on May 4, 2006.


IMPORTANT NOTICE
This announcement is not an offer of securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Any public offering of securities to be made in the United States would be made by means of a prospectus that could be obtained from the issuer and that would contain detailed information about the issuer and management.

NTCH does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. Any such securities will be offered in the United States only to qualified institutional buyers, as defined in Rule 144A under the U.S. Securities Act. The securities will be offered outside the United States in accordance with Regulation S under the U.S. Securities Act.

For further information please contact TDC Investor Relations at +45 3343 7680.

Exhibit 1: Extract of certain sections of NTCH's preliminary Offering Memorandum of April 19, 2006 (English version).

Exhibit 2: Extract of certain sections of NTCH's preliminary Offering Memorandum of April 19, 2006 (un-authorised Danish translation).

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.

TDC LISTING
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SHARES: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     APRIL 20, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury